HIGHLANDS REIT, INC.
INSIDER TRADING POLICY STATEMENT
STATEMENT OF POLICIES PROHIBITING INSIDER TRADING
No director, officer or employee (each, a "Covered Person") of Highlands REIT, Inc. (the "Company") may purchase or sell any type of security while in possession of material, non public information relating to the security, whether the issuer of such security is the Company or any other company. Furthermore, Covered Persons shall not:
•while aware of material nonpublic information relating to the Company, buy or sell securities of the Company or engage in any other action to take personal advantage of that information;
•disclose (or "tip") material nonpublic information about the Company or its subsidiaries to others, including recommending the purchase or sale of a security while in possession of material nonpublic information;
•trade in the securities of a company with which the Company does business, including customers or suppliers of the Company, while in possession of material nonpublic information about such other company.
Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Further information about what constitutes material nonpublic information is included at the end of this policy.
Each Covered Person is responsible for ensuring that members of their households also comply with this policy. This Policy also applies to any entities controlled by Covered Persons.
TRADING IN THE COMPANY'S SECURITIES MUST BE PRE-CLEARED
Covered Persons (and members of their households and their controlled entities) may not engage in any transaction in the Company's securities (including purchases, sales, gifts, contributions to a trust or similar transfers, short sales, transactions in puts, calls or other derivative securities, hedging transactions such as zero-cost collars and forward sale contracts, purchases on margin, pledging securities as collateral to secure loans or holding securities in a margin account) at any time without first obtaining pre-clearance of the transaction from the Company's President & Chief Executive Officer (the "Compliance Officer"). A request for pre-clearance should be submitted to the Compliance Officer at least two business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.
LIMITED EXCEPTIONS
The foregoing prohibitions do not apply to the purchases of the Company's securities from the Company or sales of the Company's securities to the Company. They also do not apply to the vesting of restricted stock units and settlement of such units in shares of the Company's stock or exercises or vesting and settlement in shares of other equity awards or the surrender of shares to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable equity award agreement, that in each case do not involve a sale of the Company's securities (other than a transfer or deemed transfer of the securities to the Company). The prohibitions do apply, however, to the subsequent sale of any stock received upon the vesting, settlement or exercise of a restricted stock unit or other equity award, as well as the sale of stock as part of a broker-assisted cashless exercise of an option or to any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or other security.

PENALTIES AND COMPANY-ISSUED SANCTIONS FOR NONCOMPLIANCE
Potential penalties for insider trading violations include (i) imprisonment for up to 20 years, (ii) criminal fines of up to $5 million, (iii) civil fines of up to three times the profit gained or loss avoided and (iv) injunctive actions. In addition, punitive damages may be imposed under applicable state laws. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have "controlling person" liability for a trading violation. The civil penalties can extend personal liability to the Company's directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading. The failure of a director, officer, or employee to comply with the Company's insider trading policy may also subject him or her to Company-imposed sanctions, up to and including dismissal for cause, whether or not the failure to comply with the Company's insider trading policy results in a violation of law.
DEFINITION OF_MATERIAL NON-PUBLIC INFORMATION
The materiality of a fact depends upon the circumstances. A fact is considered "material" if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security, or if the fact is likely to have a significant effect on the market price of the security. Material information can be positive or negative and can relate to virtually any aspect of a company's business or to any type of security, debt or equity.
Examples of material information include (but are not limited to) information about dividends; corporate earnings or earnings forecasts; estimated share value determinations; possible mergers, acquisitions, tender offers or dispositions; important business developments; developments regarding strategic collaborators or the status of regulatory submissions; management or control changes; significant borrowing or financing developments including pending public sales or offerings of debt or equity securities; defaults on borrowings; bankruptcies; and significant litigation or regulatory actions. Moreover, material information does not have to be related to a company's business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material.
Information is "non-public" if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Business Wire, Reuters, The Wall Street Journal, Associated Press, or United Press International, a broadcast on widely available radio or television programs, publication in a widely available newspaper, magazine or news web site, a Regulation FD-compliant conference call, or public disclosure documents filed with the Securities and Exchange Commission that are available on its web site.
EXECUTION AND RETURN OF RECEIPT AND ACKNOWLEDGEMENT FORM
Each individual must acknowledge that he or she has received a copy of the Company's insider trading policy and has read and understands the Company's insider trading policy by signing the Receipt and Acknowledgement Form, attached hereto, and returning the same to the Compliance Officer.

Adopted by the Board of Directors of Highlands REIT, Inc.: April 28, 2016